Exhibit 6

41 Member States

Albania*

Belgium

Bosnia and Herzegovina*

Bulgaria*

Croatia*

Cyprus*

Czech Republic*

Denmark

Estonia*

Finland

France

Georgia*

Germany

Greece

Holy See

Hungary*

Iceland

Ireland

Italy

Kosovo*

Latvia*

Liechtenstein

Lithuania*

Luxembourg

Malta*

Republic of Moldova*

Montenegro*

Netherlands

Norway

Poland*

Portugal

Romania*

San Marino

Serbia*

Slovak Republic*

Slovenia*

Spain

Sweden

Switzerland

“the former Yugoslav

Republic of Macedonia”*

Turkey*

401

Results for financial year 2014

Paris, 19 February 2015:

In 2014, the Council of Europe Development Bank (CEB) achieved its activity objectives with an overall satisfactory financial performance. The Bank successfully reached the targets set for the first year of the Development Plan 2014-2016, efficiently pursuing its social mandate in Europe.

Although not yet audited, the CEB’s 2014 net profit reached a record high of € 134.4 million, compared to € 111.3 million in 2013 (+20.8%). This is mainly due to the increase in the net interest margin (€ 6 million) as well as the positive impact of the financial instruments at fair value through profit and loss (IAS 39) (€ 7 million) and the positive development of general operating expenses (€ 10 million), of which € 7.7 million related to post-employment benefits (adjustment related to cost for medical coverage). Excluding special items, core earnings amounted to € 127.4 million in 2014 compared to € 123.0 million in 2013, i.e. an increase of 3.6%. Equity rose by 4.3% from € 2.5 billion to € 2.6 billion (after profit allocation).

In 2014, € 2.1 billion worth of new projects were approved, more than a third of which (37%) with the objective of facilitating the creation and preservation of viable jobs in micro-, small- and medium-sized enterprises in the CEB’s Member States. Loans outstanding amounted to € 12.6 billion, 59% of which were extended for the benefit of the CEB’s target countries (marked by an asterisk in the list on the left), remaining stable versus 2013. The stock of projects remained at € 4.6 billion, unchanged compared to year-end 2013.

PROVISIONAL KEY FIGURES (unaudited)*1

(IFRS Accounting standards) € million	2014	2013	Variation*2
Projects approved during the year	2 065	2 274	-9.2%
Stock of projects	4 619	4 649	-0.6%
of which new commitments signed during the year	1 551	2 262	-31.4%
Loans disbursed during the year*3	1 746	1 845	-5.4%

Issues*3	3 418	3 227	5.9%

Total assets	25 545	24 485	4.3%
Net profit	134.4	111.3	20.8%

*1	Financial statements to be approved by the Governing Board.
*2	Variations are calculated with figures in thousands of euros.
*3	The exchange value in euros with the exchange rate at the date of transaction.

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Set up in 1956, the CEB (Council of Europe Development Bank) has 41 Member States, which include twenty-two Central, Eastern and South Eastern European countries, forming the Bank’s target countries*.

Press contact: info@coebank.org	www.coebank.org